

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Gilad Shany
Chief Executive Officer
ION Acquisition Corp 2 Ltd.
89 Medinat Hayehudim Street
Herzliya 4676672, Israel

      Re: ION Acquisition Corp 2 Ltd.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed October 25, 2021
           File No. 333-258472

Dear Mr. Shany:

      We have reviewed your amended registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. =Our references to prior comments are to comments in our October 21, 2021 letter.

Amendment No. 2 to Form S-4 filed October 25, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 242

1.   Please refer to prior comments 4 and 5. We note that you do not evaluate core clients, the percentage of revenue derived from such clients, core client retention and net revenue retention on a quarterly basis due to the potential disparate impact of seasonality on the Company's clients. As this seasonality appears to materially impact your results of operations, presenting these metrics for the interim period appears to provide material information regarding the effect of seasonality on your results. Please revise to disclose these metrics for each interim period presented and provide an analysis discussing the impact of seasonality on trends in the metrics. Alternatively, revise to disclose the reason such metrics are not provided for the interim period as discussed in your response and provide more robust disclosure about the impact of seasonality on trends in your results of

operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

 You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Rocha